Filed by The First Bancshares, Inc.

(Commission File No. 000-22507)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Southwest Georgia Financial Corporation
(Commission File No. 001-12053)
Date: March 26, 2020

On March 25, 2020, Southwest Georgia Financial Corporation posted the following questions and answers on its website for its Special Meeting of Shareholders to be held on March 27, 2020.

Southwest Georgia Financial Corporation

2020 Special Meeting FAQ’s

How do I attend the meeting?

If you are a registered or beneficial holder, please visit http://www.viewproxy.com/SouthwestGeorgiaFinancial/2020SM/VM/
This will give you virtual access to the Southwest Georgia Financial Corporation 2020 Special Meeting of Shareholders at 10:00am on March 27, 2020.

How do I register for the meeting?

Please visit http://www.viewproxy.com/SouthwestGeorgiaFinancial/2020SM/ and click “Virtual Meeting Registration”.

•	If you hold your shares in your name or have received a Notice of Internet Availability or Proxy Card, please click “Registration for Registered Holders” and enter your name, phone number, Control Number (if you have it available, you can locate it on your Notice of Internet Availability or Proxy Card) and email address.

o	Entering your Control Number is not required for registration if you do not have it available to you.

•	If you hold your shares through a bank or broker, please click “Registration for Beneficial Holders” and enter your name and email, and click submit. Then, if you have it available, please upload a copy of your legal proxy that you have obtained from your bank or broker or email it to VirtualMeeting@viewproxy.com.

When should I register for the meeting?

You can register now and up until the time of the meeting. It is best if you go to http://www.viewproxy.com/SouthwestGeorgiaFinancial/2020SM/VM/ at least 15 minutes prior to the meeting so that you are connected when the meeting begins.

If you have other questions or issues, please email VirtualMeeting@viewproxy.com or call 866-612-8937

I’ve submitted my registration – what happens now?

A member of our team will review your registration and you will receive an email once your submission has been confirmed. You should receive an e-mail with the meeting information as well as the dial-in information.

How do I vote during the meeting?

Please visit https://www.aalvote.com/SGBSM in order to vote your shares during the meeting while the polls are open.

If you are a registered shareholder, you will need your Control Number to vote your shares during the meeting. If you are a registered holder, your Control Number can be found on your Proxy Card or Notice of Internet Availability.

If you are a beneficial holder (meaning you hold your shares through a bank or broker), you will need to upload, or email to VirtualMeeting@viewproxy.com, a copy of your legal proxy that you obtained from your bank or broker to vote your shares during the meeting.

How do I access the shareholder list?

If you are a registered shareholder, you will need your Control Number to access the shareholder list during the meeting. If you are a registered holder, your Control Number can be found on your Proxy Card or Notice of Internet Availability.

If you are a beneficial holder (meaning you hold your shares through a bank or broker), you will need to upload or email to VirtualMeeting@viewproxy.com a copy of your legal proxy that you obtain from your bank or broker to access the shareholder list during the meeting.

Please visit http://www.viewproxy.com/SouthwestGeorgiaFinancial/2020SM/VM/ in order to access the shareholder list during the meeting.

Where can I find my Control Number?

•	If you hold your shares in your name or have received a Notice of Internet Availability or Proxy Card, you will find your Control Number on your Proxy Card or on your Notice of Internet Availability.

•	If you hold your shares through a bank or broker, you can find your control number on your Voting Instruction Form or Notice of Internet Availability.

I am trying to access the meeting, but I cannot get in, why?

Please be sure that you have already registered to attend the meeting here: http://www.viewproxy.com/SouthwestGeorgiaFinancial/2020SM/VM/. If you have already registered and still cannot access the meeting, be sure that you have downloaded the required software. If you are still having a problem, please e-mail VirtualMeeting@viewproxy.com or call 866-612-8937.

If you have other questions or issues, please email VirtualMeeting@viewproxy.com or call 866-612-8937

What if I hold multiple positions and have multiple Control Numbers, which Control Number do I use to access the Virtual Meeting?

You do not need any Control Number to access the meeting.

If you have other questions or issues, please email VirtualMeeting@viewproxy.com or call 866-612-8937